                                   D: +1 212 225 2286

                                   afleisher@cgsh.com

December 18, 2017

BY EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2017 Filed June 15, 2017 File No. 1-06439

Dear Ms. Blye:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in its letter dated November 17, 2017, on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

Ms. Cecilia Blye, p. 2

Form 20-F for the Fiscal Year Ended March 31, 2017

General

  In your letter to us dated December 5, 2014, you described your business with Sudan and Syria. We note from your website that you have accredited service centers located in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 20-F about contacts with Sudan or Syria. Please provide us with information about your contacts with Sudan and Syria since the referenced letter. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or the entities they control.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that Sony has no subsidiaries or affiliates in Sudan or Syria, and Sony’s current contacts with Sudan and Syria are limited to (1) services related to professional-use products and (2) pictures (including motion pictures and television). Please see the response to Comment 2 below for country-specific descriptions of Sony’s business with each of Sudan and Syria.

  Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comments above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that Sony does not consider its interests in and dealings with Sudan and Syria, either individually or in the aggregate, to constitute a material investment risk for its security holders, notwithstanding the fact that Sudan and Syria are included in the U.S. Department of State’s list of state sponsors of terrorism. Sony has considered both quantitative and qualitative factors in reaching its conclusion.

Quantitative Considerations:

Ms. Cecilia Blye, p. 3

As stated above in response to Comment 1, Sony’s current contacts with Sudan and Syria are limited to (1) services related to professional-use products and (2) pictures (including motion pictures and television), which services and products it also provides in many other countries. Relative to the size of Sony, however, its contacts over the periods covered by the Form 20-F with each of these two countries were not material to Sony’s overall operations. Sony actively employs systems and procedures designed to remain in compliance with applicable export control regulations, including those of the United States and Japan.

The following table shows certain data for Sony for the fiscal year ended March 31, 2015, 2016 and 2017 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2018):

Fiscal year ended March 31, 2015

	Sales and Operating Revenue	Property, Plant and Equipment, Net*	Liabilities
	(in millions of U.S.$, except percentages)(1)
Sudan	0.050	0.0	0.0
Syria	0.814	0.0	0.0
Sony Group	74,730.6	8,970.8	156,541.9
Sudan and Syria combined, as a percentage of Sony Group	0.00%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 109.94 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 82.41 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).
*	Sony has presented property, plant and equipment, net in response to the Staff’s question, which is consistent with Sony’s geographic segment disclosure in its Form 20-F for the fiscal year ended March 31, 2017 (see p. F-82).

Fiscal year ended March 31, 2016

Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
(in millions of U.S.$, except percentages)(1)

Ms. Cecilia Blye, p. 4

Sudan	0.002	0.0	0.0
Syria	0.204	0.0	0.0
Sony Group	67,497.0	8,717.3	143,813.7
Sudan and Syria combined, as a percentage of Sony Group	0.00%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 120.09 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 94.16 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).

Fiscal year ended March 31, 2017

	Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
	(in millions of U.S.$, except percentages) (1)
Sudan	0.112	0.0	0.0
Syria	0.146	0.0	0.0
Sony Group	70,147.2	7,362.6	140,931.0
Sudan and Syria combined, as a percentage of Sony Group	0.00%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 108.39 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 102.98 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).

First six months of fiscal year ending March 31, 2018 (unaudited)

	Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
	(in millions of U.S.$, except percentages)(1)
Sudan	0.054	Not available(2)	0.0
Syria	0.096	Not available(2)	0.0

Ms. Cecilia Blye, p. 5

Sony Group	35,298.9	6,980.8	140,736.6
Sudan and Syria combined, as a percentage of Sony Group	0.00%	Not available(2)	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 111.07 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 109.45 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).
(2)	Six-month period information about property, plant and equipment, net by geographic area is not currently available, since we gather and disclose such geographic information at the fiscal year-end.

Sony’s conclusion that its contacts with Sudan and Syria do not constitute a material part of its operations is also illustrated by information on page F-82 of the Form 20-F for the fiscal year ended March 31, 2017, where Sony disclosed its consolidated sales and operating revenue (“Sales”) and property, plant and equipment, net by geographic areas. Sudan and Syria are included in the information provided in the “Other” category in such geographic information. Results from Sudan and Syria individually and collectively do not contribute materially to Sales in the “Other” category, nor do Sudan and Syria individually or collectively account for a material proportion of property, plant and equipment, net in such category.

The following table shows certain data for the fiscal years ended March 31, 2015, 2016 and 2017 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2018) in the “Other” Category:

Fiscal year ended March 31, 2015

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	11.22%	1.19%
Sudan and Syria combined portion of “Other” area	0.01%	0.00%
Sudan and Syria combined portion of Sony Group total	0.00%	0.00%

Fiscal year ended March 31, 2016

Ms. Cecilia Blye, p. 6

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	8.31%	0.89%
Sudan and Syria combined portion of “Other” area	0.00%	0.00%
Sudan and Syria combined portion of Sony Group total	0.00%	0.00%

Fiscal year ended March 31, 2017

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	6.28%	0.56%
Sudan and Syria combined portion of “Other” area	0.01%	0.00%
Sudan and Syria combined portion of Sony Group total	0.00%	0.00%

First six months of fiscal year ending March 31, 2018 (unaudited)

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	6.62%	Not available(1)
Sudan and Syria combined portion of “Other” area	0.01%	Not available(1)
Sudan and Syria combined portion of Sony Group total	0.00%	Not available(1)

Ms. Cecilia Blye, p. 7

(1)	Six-month period information about property, plant and equipment, net by geographic area is not currently available, since we gather and disclose such geographic information at the fiscal year-end.

Sony’s current contacts with Sudan and Syria are (1) services related to professional-use products and (2) pictures (including motion pictures and television). For Sudan, Sony provides services related to professional-use products by taking part in a program of a European university. For Syria, Sony licenses motion pictures to theaters in Syria through a sub-distributor located in the United Arab Emirates (“UAE”). For both Sudan and Syria, Sony licenses the right to exhibit programming to multi-territory television channels that are not based in Syria or Sudan but whose satellite or broadcast footprint includes Syria or Sudan. Further, Sony has licensed the right to distribute several wholly-owned television channels to satellite platforms that are not based in Sudan, but include Sudan within their respective satellite footprints. It does not, however, license such rights directly into either of these countries. Sony does not conduct game or music business in Sudan or Syria, does not conduct consumer-use products related business in Sudan, and does not conduct professional-use products related business in Syria, either directly or indirectly. Information on Sony’s website regarding after-sale service centers in Sudan and Syria, owned by third parties and which Sony had no direct or indirect financial association with, has been deleted due to the necessity of posting such information on the website having ceased. Sony’s sales arising out of any products and services relating to Sudan and Syria were included in “Sales and Operating Revenue” of the above table.

Descriptions of Sony’s contacts with each of Sudan and Syria, including quantitative analysis, are as follows:

Sudan

Current Operations:

Consumer-Use Products: Sony does not conduct its consumer-use products related business in Sudan, since Sony stopped selling a small quantity of spare parts for its consumer-use products (LCD televisions) in Sudan through third-party service providers in 2017.

Professional-Use Products: Sony, under an agreement with a European university, takes part in such university’s program of providing a service of digitizing video and film archives to a broadcasting station in Sudan. Under such agreement with the European university, (i) Sony has supplied film preparation equipment and through a third-party subcontractor installs such equipment and provides training services for the usage of such equipment to such broadcasting station and (ii) Sony is planning to provide the services, which will consist of digitizing video and film archives and copying of such digitized data to certain media and which service is to be provided outside of Sudan.

Game Products: Sony does not conduct its gaming business in Sudan.

Ms. Cecilia Blye, p. 8

Pictures: Sony (1) does not distribute or license home entertainment products and (2) has no licensing activity for theatrical distribution in Sudan, either directly or indirectly. Sony has licensed the right to exhibit programming to a small number of multi-territory television channels that are not based in Sudan, but include Sudan within their satellite or broadcast footprints. Since Sony did not receive royalty data from the licensees by country for exhibiting programming, Sony is unable to determine the amount, if any, of sales made by the licensees in Sudan. Sony also has licensed the right to distribute several wholly-owned television channels to satellite platforms that are not based in Sudan, but include Sudan within their respective satellite footprints. No sales or revenues are received directly from Sudan by Sony for such channel distribution.

Music: Sony does not conduct its music business in Sudan.

Past and Anticipated Operations: Aggregate revenues derived from contacts with Sudan were rounded to 0.00%, 0.00%, 0.00% and 0.00% of Sony’s total revenues for the fiscal years ended March 31, 2015, 2016 and 2017 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2018), respectively. The assets and liabilities relating to these contacts are also immaterial. Sony therefore believes that quantitative disclosures relating to its contacts with Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations. In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2018 does not contemplate results rising to a level such that its contacts with Sudan would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Sudan and entities controlled by the government of Sudan: Sony has no direct or, to its knowledge, indirect dealings with the government of Sudan or entities controlled by the government of Sudan, other than the professional-use products related services provided to the broadcasting station in Sudan as mentioned above.

Syria

Current Operations:

Consumer-Use Products: Sony stopped selling a small quantity of spare parts for consumer-use products (LCD televisions, audio products and digital imaging products) in Syria through third-party service providers in 2017. Sony has also recently discovered immaterial sales of coin and button batteries for watches over several years to a Syrian customer, via companies outside Syria. Sony has stopped this business.

Professional-Use Products: Sony does not conduct its business related to professional-use products in Syria.

Game Products: Sony does not conduct its game business in Syria.

Pictures: Sony had a home entertainment distribution agreement with a third party located in the UAE that included Syria as a named territory. However, such home

Ms. Cecilia Blye, p. 9

entertainment distribution agreement was terminated by Sony in 2016. Sony did not receive royalty data by country for such home entertainment distribution. Therefore, Sony is unable to determine the amount, if any, of sales made by the licensee in Syria when such agreement was effective. Sony licenses motion pictures to theaters in Syria through a sub-distributor located in the UAE. Sony has licensed the right to exhibit programming to a small number of multi-territory television channels, none of which are based in Syria but which include Syria within their respective satellite or broadcast footprints. Since Sony did not receive royalty data from the licensees by country for the licensing of such programming, Sony is unable to determine the amount, if any, of sales made by the licensees in Syria.

Music: Sony does not conduct its music business in Syria.

Past and Anticipated Operations: Aggregate revenues derived from contacts with Syria were 0.00%, 0.00%, 0.00% and 0.00% of Sony’s total revenues for the fiscal years ended March 31, 2015, 2016 and 2017 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2018), respectively. The assets and liabilities relating to these contacts are also immaterial. Sony therefore believes that quantitative disclosures relating to its contacts with Syria would not significantly alter the “total mix” of information available to the marketplace regarding its business operations. In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2018 does not contemplate results rising to a level such that its contacts with Syria would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Syria and entities controlled by the government of Syria:

Sony has no direct or, to its knowledge, indirect dealings with the government of Syria or entities controlled by the government of Syria.

Qualitative Considerations:

Sony understands that additional disclosures might be required if its operations in Sudan and Syria were material based on a consideration of qualitative factors. The Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 99 requires an analysis of all of the circumstances surrounding Sony’s operations in these countries before a final determination may be made regarding their materiality. Sony’s revenues in Sudan and Syria are derived primarily from sales of spare parts for its consumer-use products, services related to professional-use products, sales of coin and button batteries and pictures. The products and services that Sony has provided, provides and expects to provide to Sudan and Syria are intended for non-military applications. In addition, Sony has never indicated to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future. In general, disclosure of sales figures on a country basis is made only for the largest countries, which would not include either of the countries at issue here. These

Ms. Cecilia Blye, p. 10

circumstances suggest that there is nothing significant regarding Sony’s contacts with Sudan and Syria that would require disclosure in Sony’s SEC filings.

Upon consideration of qualitative factors, including principally the impact of its contacts with Sudan and Syria on its share value and reputation, Sony does not believe that those contacts pose a material investment risk for its security holders. As noted above, Sony’s combined sales for these countries represented 0.00% of Sony Group’s global sales for the fiscal year ended March 31, 2017. Sony believes that this figure would lead actual or potential investors to view its contacts with these countries as immaterial to the Sony Group. Sony’s ongoing monitoring of investor opinion, including the sentiments to which the Staff referred in Comment 2, does not lead it to believe that its limited sales related to Sudan and Syria would materially affect its reputation. As part of this ongoing monitoring, if Sony believed such sales, or any other transactions or activities, would hurt its reputation, it would evaluate the situation and take appropriate action in light of the circumstances.

Sony believes that any shareholder or potential new investor who would take issue with the contacts with Sudan and Syria would do so out of concern for contacts Sony may have with the governments or entities controlled by the governments of Sudan and Syria. Sony believes that the limited size and the nature of the indirect contact with the government of Sudan through the professional-use products related services provided to the broadcasting station in Sudan under the agreement with a European university would not materially affect its reputation. As part of this ongoing monitoring, if Sony believed such business, or any other transactions or activities, would hurt its reputation, it would evaluate the situation and take appropriate action in light of the circumstances.

Sony respects and appreciates that certain states and universities have proposed or adopted policies that restrict investment in companies that have operations in Sudan and Syria and other countries. Sony believes that, on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests. While certain of Sony’s investors may disapprove of its contacts with Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons. Sony respectfully submits that none of these individual considerations necessarily goes to the position of the “reasonable investor.” Based on the facts described above, Sony respectfully submits that no additional disclosure regarding these contacts is necessary or appropriate at this time. As discussed above, Sony considers its contacts with Sudan and Syria to be immaterial from quantitative, qualitative, investment risk and reputational perspectives.

Sony respectfully submits that providing products or services directly or indirectly in Sudan and Syria is not uncommon among many of its peer competitors in several of its fields of business, and likely represents the norm rather than the exception for that group of peers, insofar as non-U.S. companies are concerned.

Ms. Cecilia Blye, p. 11

Sony believes that, with regard to Sudan and Syria, its compliance systems are sufficient to make remote the risks of a violation of U.S. or Japanese economic sanctions or export control laws that would create a material investment risk for its security holders. To the best of Sony’s knowledge, its U.S. subsidiaries and employees who are U.S. nationals or permanent resident aliens are not involved in any of its contacts with Sudan and Syria, and Sony does not export or re-export goods, technology or services from the United States to Sudan and Syria or vice versa. Sony therefore does not consider the legal requirements associated with operating in Sudan and Syria to present a risk that calls for additional disclosure.

In summary, notwithstanding that Sudan and Syria have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by OFAC, Sony does not believe that its contacts with those two countries constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Mr. Kenichiro Yoshida, Executive Deputy President and Chief Financial Officer
Sony Corporation

 Mr. Larry Spirgel, Assistant Director

 Mr. Pradip Bhaumik, Special Counsel

Division of Corporation Finance, Securities and Exchange Commission